UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On November 4, 2024, Earlyworks Co., Ltd. (the “Company”) issued a press release announcing the receipt of a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC, notifying the Company that it is not in compliance with the requirement of minimum market value of listed securities under Nasdaq Listing Rule 5550(b)(2). A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release – “Earlyworks Co., Ltd. Received a Notification from NASDAQ Regarding Deficiency in Continued Listing Requirements”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: November 4, 2024	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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